

Mail Stop 6010

February 25, 2008

VIA U.S. MAIL AND FAX (310) 473-3177

Mr. Robert M. Bernstein
President and Chief Executive Officer
Material Technologies, Inc.
11661 San Vicente Boulevard
Suite 707
Los Angeles, California 90049

      Re: **Material Technologies, Inc.**
               Form 10-KSB for the year ended December 31, 2006
               Filed April 3, 2007
               File No. 33-23617

Dear Mr. Bernstein:

      We have reviewed your filings and have the following additional comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Year Ended December 31, 2006

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-1

1.	Refer to our prior comment 1. We may have additional comments after reviewing your amended Form 10-KSB that either includes the referenced report of the other auditor that covers the cumulative data during period from October 21, 1983 (inception) through December 31, 2003 or does not include an audit report that refers to the reports of other auditors.

Consolidated Statements of Income, page F-4

2.	Refer to our prior comment 2. We noted your response but it is still not clear to us how your presentation of the "loss on settlement of lawsuits" in your income statement complies with U.S. GAAP. Please provide us with specific references to the authoritative accounting literature you believe supports your classification of this item as a non-operating expense. Specifically tell us why you believe the guidance at SAB Topic 5 (P) supports your current presentation of this item.

Note 1. Organization and Basis of Presentation, page F-16

3.	Refer to our prior comment 4. Please tell us how you accounted for the 6.3 million additional shares issued during 2006 under the anti-dilution provisions of the Monitoring acquisition agreement. Please provide us with references to the authoritative accounting literature that supports your accounting.

Note 2. Summary of Significant Accounting Policies, page F-18

Issuance of Stock for Non-Cash Consideration, page F-24

4. Refer to our prior comment 7. We note you plan to restate your 2006 and 2005 financial statements to correct the error in your valuation of share based compensation. Please make sure your future filings include all disclosures required by Statement 123(R), EITF Issue No. 96-18 or other applicable authoritative guidance related to equity instrument issuances for services.

Note 3. Investments, page F-27

Birchington, page F-28

5. Refer to our prior comment 8. As previously requested, please tell us the business purpose for depositing your shares in escrow, how you accounted for such shares and why you refer to the shares as "downside price protection." In addition, tell us how you determined the fair value of the downside price protection to be $0 at December 31, 2006.   Tell us the authoritative literature that supports your accounting for the downside price protection and escrow transactions. Revise your future disclosures as necessary based on our concerns.

Note 8. Convertible Debentures, page F-34

6. Refer to our prior comment 9. Please revise future filings to correctly disclose why you recorded the additional interest expense on the Palisades debt. Also, tell us specifically how your accounting for the non-monetary fee (as disclosed in your response) as immediate interest expense (rather than considering it in the calculation of gain or loss on debt extinguishment or amortizing the expense) is supported by the guidance at EITF 96-19.

Note 11. Stockholders' Equity, page F-46

7. Refer to our prior comment 14. We note that you issued Ischian investors additional shares of your common stock for no additional consideration and did not value the additional shares. Please tell us how your accounting for the issuance of these shares complied with U.S. GAAP. Your response should include references to the authoritative accounting literature that supports your accounting.

Note 14. Subsequent Events, page F-58

8.   Refer to our prior comment 15. Please revise future filings to include the significant information outlined in your response. Also, our prior comment indicated "We also see the shares will be returned to you in five monthly installments of $200,000 each and you plan to record a gain on the return of the shares in the amount of $1,750,000 during the first quarter of fiscal 2007. Please tell us the U.S. GAAP that supports your recognition of a gain on transactions in your own stock." Please address the referenced matter from our prior comment.

Form 10-QSB/A for the three and nine months ended September 30, 2007

Financial Statements, page F-1

Consolidated Balance Sheet, page F-1

9.   Refer to our prior comment 18. We reissue our prior comment and again request you tell us how your accounting for deferred compensation is consistent with SFAS 123(R) and SAB 107. Note the forepart of SAB 107 specifically indicates "Topic 4.E. is modified to delete the references and related guidance to compensation and deferred compensation. Statement 123R requires compensation costs to be recognized in the financial statements as services are provided by employees and *does not permit those costs to be recognized as deferred compensation on the balance sheet before services are provided*."

Note 1 – Organization and Basis of Presentation, page F-8

Organization, page F-8

10.   Refer to our prior comment 21. Please revise future filings to include the significant information outlined in your response.

Restatement of Financial Statements, page F-11

11.   Refer to our prior comment 22. We see you indicate in your response your derivative liability was restated based upon valuation of warrants and conversion liabilities. Tell us in greater detail (explain and quantify the reason for changes between restated amounts and the amounts as originally filed) why you determined it was necessary to adjust your derivative liabilities. Provide references to the U.S. GAAP that supports the restated amounts presented for your derivative liability, warrants and conversion liabilities. Revise your future filings as necessary based on our concerns.

12.   Refer to our prior comment 23. We see you indicate "It is our intent to restate our 2006 and 2005 financial statements." Please tell us how and when you plan to provide the referenced financial statements. Also, please make sure any revised financial statements include the specific information required by paragraph 26 of SFAS 154.   Note this guidance requires you to describe the nature of the error being corrected. We believe the error disclosures in your amended September 30, 2007 Form 10-QSB are vague and need to be more specific. Also, please quantify the impact of each error since there is more than one error being corrected. Finally, note we may have additional comments after reviewing your amended filings.

Note 7 – Convertible Debentures, page F-26

13.   We see you disclose on page F-29 "The derivatives were valued primarily using a market capitalization method, as the number of warrants issued in the modification exceeded 20% of the then outstanding and trading shares of the Company's common stock." Based on Note 12 herein it is our understanding that you determined discounts utilized to value your share's trading prices were without foundation, therefore, you restated your 2005, 2006 and prior 2007 financial statements to eliminate all discounts. Please tell us why the referenced disclosures from this amended filing are appropriate or correct the related disclosure in any future filings.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 4

Results of Operations for the Nine Months Ended September 30, 2007 and 2006, page 7

14.   Refer to our prior comment 27. Please revise future filings to correctly disclose the nature of the referenced expense.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filings;

- Staff comments or changes to disclosure in response to staff do not foreclose the Commission from taking any action with respect to the filing; and

- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640, or me at (202) 551-3603 if you have questions regarding these comments. In this regard, do not hesitate to contact Angela Crane, Accounting Branch Chief, at (202) 551-3554.

Sincerely,

Jay Webb
Reviewing Accountant